Exhibit 99.1

FOR IMMEDIATE RELEASE

DragonWave Provides Update on Share Consolidation

Ottawa, Canada, February 2, 2016 - DragonWave Inc. (TSX: DWI; NASDAQ: DRWI), a leading global supplier of packet microwave radio systems for mobile and access networks, confirmed today the consolidation (the “Consolidation”) of its common shares (“Common Shares”) on the basis of twenty-five (25) pre-Consolidation shares for one (1) post-Consolidation share.

The Common Shares will commence trading on the NASDAQ Stock Market (“NASDAQ”) and the Toronto Stock Exchange (the “TSX”) on a consolidated basis at the opening of markets on February 4, 2016 under its current NASDAQ and TSX trading symbols, “DRWI” and “DWI”, respectively, under the new post-Consolidation CUSIP and ISIN numbers of 26144M400 and ISINCA26144M4002, respectively.

The Consolidation will reduce the number of outstanding Common Shares from 75,493,513 to 3,019,717. Proportionate adjustments will be made to the Company’s outstanding warrants, stock options and restricted share units. No fractional common shares will be issued pursuant to the Consolidation and any fractional shares that would have otherwise been issued will be rounded down to the nearest whole number.

Registered holders of Common Shares have received letters of transmittal with respect to the Consolidation, which were mailed with the Management Proxy Circular on or about December 21, 2015. The Consolidation is now effective and registered shareholders should surrender their existing share certificates (representing pre-Consolidation Common Shares) for replacement share certificates (representing post-Consolidation Common Shares). Until surrendered, each existing share certificate will be deemed, for all purposes, to represent the number of Common Shares to which the holder thereof is entitled as a result of the Consolidation.

Registered shareholders can obtain copies of the letter of transmittal by contacting DragonWave’s transfer agent, Computershare Investor Services Inc. or under DragonWave’s profile on SEDAR at www.sedar.com.

Shareholders who hold their shares through their broker or other intermediary and do not have actual share certificates/DRS Advices registered in their name will not be required to complete and return a letter of transmittal. Any pre-Consolidation shares owned by such shareholders will automatically be adjusted as a result of the

Consolidation to reflect the applicable number of post-Consolidation shares owned by them and no further action is required to be taken by such shareholders.

About DragonWave

DragonWave® is a leading provider of high-capacity packet microwave solutions that drive next-generation IP networks.  DragonWave’s carrier-grade point-to-point packet microwave systems transmit broadband voice, video and data, enabling service providers, government agencies, enterprises and other organizations to meet their increasing bandwidth requirements rapidly and affordably.  The principal application of DragonWave’s products is wireless network backhaul.  Additional solutions include leased line replacement, last mile fiber extension and enterprise networks.  DragonWave’s corporate headquarters is located in Ottawa, Ontario, with sales locations in Europe, Asia, the Middle East and North America.  For more information, visit http://www.dragonwaveinc.com.

DragonWave®, Horizon® and Avenue® are registered trademarks of DragonWave Inc.

Forward-Looking Statements

This document includes forward-looking statements, including forward-looking statements within the meaning of applicable securities laws. Forward-looking statements include, but are not limited to the anticipated date on which the post-Consolidation Common Shares will begin trading on NASDAQ and the TSX, and other statements which are not historical facts. When used in this document, the words such as “could,” “plan,” ““estimate,” “expect,” “intend,” “may,” “potential,” “should,” and similar expressions relating to matters that are not historical facts are forward-looking statements. Although DragonWave believes that its expectations reflected in these forward-looking statements are reasonable, such statements involve risks and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements include the potential trading of the post-Consolidation Common Shares on NASDAQ or the TSX will be delayed and other risks disclosed in the public documents filed by DragonWave with U.S. and Canadian securities regulatory authorities. DragonWave assumes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by law.

Media Contact: Nadine Kittle Marketing Communications DragonWave Inc. nkittle@dragonwaveinc.com Tel: 613-599-9991 ext. 2262	Media Contact: Becky Obbema Interprose Public Relations (for DragonWave) Becky.Obbema@interprosepr.com Tel: (408) 778-2024	Investor Contact: Peter Allen President & CEO DragonWave Inc. Investor@dragonwaveinc.com Tel: 613-599-9991 ext. 2222